UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34264 / May 4, 2021

_____

In the Matter of	:
	:
The Ohio National Life Insurance Company	:
Ohio National Variable Account A	:
Ohio National Variable Account B	:
Ohio National Variable Account D	:
National Security Life and Annuity Company	:
National Security Variable Account N	:
Ohio National Fund, Inc.	:
Ohio National Investments, Inc.	:
	:
One Financial Way	:
Cincinnati OH, 45242	:
	:
(812-15101)	:
	:

_____

ORDER UNDER SECTIONS 26(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 ("Act")

The Ohio National Life Insurance Company ("Ohio National") and National Security Life and
Annuity Company ("National Security" and collectively with Ohio National, the "Insurance
Company Applicants") and their respective separate accounts Ohio National Variable Account
A, Ohio National Variable Account B, Ohio National Variable Account D and National Security
Variable Account N (collectively, the "Separate Accounts," and together with the Insurance
Company Applicants, the "Section 26 Applicants"). The Section 26 Applicants, Ohio National
Fund, Inc. ("ON Fund") and Ohio National Investments, Inc. ("ONII") (collectively, the "Section
17 Applicants") filed an application on February 27, 2020 and amendments to the application on
June 26, 2020, November 20, 2020, January 29, 2021, April 1, 2021, and April 2, 2021.
The Section 26 Applicants requested an order pursuant to section 26(c) of the Act to approve the
substitutions of shares of certain registered management investment companies with shares of
certain other registered management investment companies ("Substitutions"). The Section 17
Applicants requested an order under section 17(b) of the Act exempting them from section 17(a)
of the Act to the extent necessary to permit them to engage in certain in-kind transactions in
connection with the Substitutions.

On April 7, 2021, a notice of the filing of the application was issued (Investment Company Act
Release No. 34242). The notice gave interested persons an opportunity to request a hearing and

stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act, and with the general purposes of the Act.

Accordingly, in the matter of The Ohio National Life Insurance Company, et al. (File No. 812-15101),

IT IS ORDERED, under section 26(c) of the Act, that the proposed substitution is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary